UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D
                                 (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                               (Amendment No.1)*


                            U.S. Wireless Corporation
                         ------------------------------
                                (Name of Issuer)


                    Common Stock, par value $0.01 per share
                    ---------------------------------------
                         (Title of Class of Securities)


                                   90339C106
                                 --------------
                                 (CUSIP Number)


                                S. Lance Silver
                                General Counsel
                           Global Technologies, Ltd.
                        1811 Chestnut Street, Suite 120
                             Philadelphia, PA 19103
                                  215.972.8191
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                  November 20, 2000 through December 19, 2000
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
---------------------                                          -----------------
CUSIP NO. 90339C106                                            Page 2 of 6 Pages
---------------------                                          -----------------

1   NAMES OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Global Technologies, Ltd.
    86-0970492
    --------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                       (b) [ ]
    --------------------------------------------------------------------------
3   SEC USE ONLY

    --------------------------------------------------------------------------
4   SOURCE OF FUNDS*


    --------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  [ ]

    --------------------------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    Delaware
    --------------------------------------------------------------------------
                  7  SOLE VOTING POWER
                     2,210,500
     NUMBER OF       ---------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY     -0-
     OWNED BY        ---------------------------------------------------------
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING       2,210,500
      PERSON         ---------------------------------------------------------
       WITH      10  SHARED DISPOSITIVE POWER
                     -0-
                     ---------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    2,210,500
    --------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


    --------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    10.4%
    --------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    CO
    --------------------------------------------------------------------------

                                  SCHEDULE 13D
---------------------                                          -----------------
CUSIP NO. 90339C106                                            Page 3 of 6 Pages
---------------------                                          -----------------

ITEM 1. SECURITY AND ISSUER

     This statement on Schedule 13D relates to the Common Stock, par value $0.01 per share (the "Common Stock"), of U.S. Wireless Corporation, a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 2303 Camino Ramon, Suite 200, San Ramon, California 94583.

ITEM 2. IDENTITY AND BACKGROUND

     (a) This statement is being filed by Global Technologies, Ltd. (formerly Interactive Flight Technologies, Inc.) herein referred to as the "Reporting Person." The Reporting Person is a Delaware corporation.

     (b) The business address of the Reporting Person is 1811 Chestnut Street, Suite 120, Philadelphia, Pennsylvania 19103.

     (c) The Reporting Person is a publicly held diversified technology-based company. For information required by instruction C to Schedule 13D with respect to the executive officers and directors of the Reporting Person, reference is made to Exhibit I annexed hereto and incorporated herein by reference.

     (d) The Reporting Person has not, during the last five (5) years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

     (e) The Reporting Person has not, during the last five (5) years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Not Applicable.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a) The Reporting Person currently beneficially owns 2,210,500 shares of the Common Stock. This number represents approximately 10.4% of the outstanding Common Stock.

     (b) The Reporting Person has sole investment and voting power with respect to the shares of Common Stock that are the subject of this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that the Reporting Person is the beneficial owner of any shares of Common Stock other than those that are the subject of this Schedule 13D.

                                  SCHEDULE 13D
---------------------                                          -----------------
CUSIP NO. 90339C106                                            Page 4 of 6 Pages
---------------------                                          -----------------

     (c) The table below lists the transactions in the Common Stock effected by the Reporting Person during the past 60 days. All of the below transactions were sales in the open market.

                                                                  AVERAGE
                                                                 PRICE PER
   DATE            NUMBER OF SHARES SOLD       GROSS PROCEEDS      SHARE
   ----            ---------------------       --------------      -----
20-Nov-00                   6,000             $   73,875.00       $12.313
21-Nov-00                  15,000             $  173,687.50       $11.579
22-Nov-00                   5,000             $   49,625.00       $ 9.925
24-Nov-00                  11,000             $  115,125.00       $10.466
27-Nov-00                   2,500             $   25,937.50       $10.375
28-Nov-00                  10,000             $   87,562.50       $ 8.756
29-Nov-00                  20,000             $  138,016.75       $ 6.901
30-Nov-00                 102,000             $  494,531.75       $ 4.848
 1-Dec-00                   4,000             $   26,999.10       $ 6.750
 4-Dec-00                  49,000             $  368,636.48       $ 7.523
 5-Dec-00                   8,000             $   59,687.50       $ 7.461
 5-Dec-00                 500,000             $3,062,500.00       $ 6.125
13-Dec-00                   7,000             $   40,937.40       $ 5.848
14-Dec-00                   3,000             $   16,312.50       $ 5.438
15-Dec-00                   3,000             $   15,000.00       $ 5.000
18-Dec-00                  10,000             $   51,687.50       $ 5.169
19-Dec-00                  34,000             $  161,500.00       $ 4.750

     (d) Not Applicable.

     (e) Not Applicable.

ITEM 6. CONTRACTS, AGREEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     In April 2000, the Reporting Person obtained a $10.0 million line of credit from Merrill Lynch. The line was secured by a pledge of 1,000,000 shares of Common Stock. In November 2000, Merrill Lynch required the Reporting Person to deposit additional security of 500,000 shares of Common Stock with them. From November 20, 2000 to December 5, 2000, the Reporting Person sold shares of Common Stock and remitted the proceeds from such sales to Merrill Lynch to pay down the line. Subsequently, Merrill Lynch returned the 500,000 shares of additional collateral to the Reporting Person. The balance of the line is currently approximately $825,000 and is secured by 777,500 shares of Common Stock, in addition to certain other collateral pledged for the benefit of the Reporting Person by its Chairman and Chief Executive Officer.

     In October 2000, the Reporting Person issued $7.0 million of secured convertible notes to Advantage Fund II Ltd. and Koch Investment Group Ltd. These notes are secured by a pledge of 866,538 shares of Common Stock.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

     None.

                                  SCHEDULE 13D
---------------------                                          -----------------
CUSIP NO. 90339C106                                            Page 5 of 6 Pages
---------------------                                          -----------------

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                        GLOBAL TECHNOLOGIES, LTD.



Dated: February 20, 2001                By: /s/ Irwin L. Gross
                                           --------------------------------
                                            Irwin L. Gross, Chairman

                                  SCHEDULE 13D
---------------------                                          -----------------
CUSIP NO. 90339C106                                            Page 6 of 6 Pages
---------------------                                          -----------------

                                   Schedule I

                      Information with Respect to Executive
                    Officers and Directors of the Undersigned

     The following sets forth as to each of the executive officers and directors of the undersigned: his name; his business address; and his present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted. Unless otherwise specified, the principal employer of each such individual is Global Technologies, Ltd., the business address of each of which is 1811 Chestnut Street, Suite 120, Philadelphia, Pennsylvania 19103, and each such individual identified below is a citizen of the United States. To the knowledge of the undersigned, during the last five years, no such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and no such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws except as reported in Item 2(d) of this
Schedule 13D.

CORPORATE OFFICERS

Irwin L. Gross
Chief Executive Officer

Patrick J. Fodale
Vice President and Chief Financial Officer

David N. Shevrin
Vice President and Secretary

S. Lance Silver
General Counsel


BOARD OF DIRECTORS

Irwin L. Gross
Chairman of the Board and
Chief Executive Officer of
Global Technologies, Ltd.

Charles T. Condy                               244 California Street, Suite 510
Chairman and Chief Executive Officer of        San Francisco, California 94111
Next Century Restaurants, Inc.

Stephen Schachman                              1650 Market Street, 39th Floor
Owner, Public Affairs Management               Philadelphia, Pennsylvania 19103

Dr. M. Moshe Porat                             111 Speakman Hall
Dean of the School of Business                 Philadelphia, Pennsylvania 19122
and Management at Temple University